Exhibit (a)(7)

Ready Capital Corporation Announces Final Results of Tender Offer

New York, New York, May 5, 2021 / PRNewswire / – Ready Capital Corporation (NYSE: RC) (“Ready Capital” or the “Company”) announced today the final results of its tender offer for all outstanding shares of its 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (the “Series C Preferred Stock”), which expired at 5:00 p.m. New York City time on April 30, 2021. Based on the final count by the paying agent for the tender offer, 445,065 shares of Series C Preferred Stock were properly tendered and not withdrawn. Ready Capital has accepted for purchase all tendered shares of Series C Preferred Stock at a price of $25.14323 per share (which represents 100% of the $25.00 liquidation preference, plus accrued and unpaid dividends to, but not including, the purchase date) for a total cost of approximately $11.2 million. These shares represent approximately fifty-seven percent of the shares of Series C Preferred Stock outstanding.

The paying agent will promptly issue payment for the shares of Series C Preferred Stock validly tendered and accepted for purchase in the tender offer.

American Stock Transfer & Trust Company, LLC is the paying agent and D.F. King & Co. Inc. is the information agent for the tender offer.

About Ready Capital Corporation

Ready Capital Corporation (NYSE: RC) is a multi-strategy real estate finance company that originates, acquires, finances and services small to medium balance commercial loans. Ready Capital specializes in loans backed by commercial real estate, including agency multifamily, investor and bridge as well as SBA 7(a) business loans. Headquartered in New York, New York, Ready Capital employs over 500 lending professionals nationwide. The company is externally managed and advised by Waterfall Asset Management, LLC.

Contact

Investor Relations
Ready Capital Corporation
(212) 257-4666
InvestorRelations@readycapital.com